FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

                         For the month of February, 2010

                         Commission File Number: 0-19415

                         MAGIC SOFTWARE ENTERPRISES LTD.
                 (Translation of Registrant's Name into English)

                    5 HaPlada Street, Or-Yehuda, Israel 60218
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                           Form 20-F / /Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
                               Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
                               Rule 101(b)(7): N/A

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                      1934:

                                  Yes / /No / /

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                     82- N/A

                                    CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Reports Q4 and Full Year 2009 Results: Annual Net Profits Increased to $6.2 million along with Improved Operations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010                  Magic Software Enterprises Ltd

                                         By: /s/ Amit Birk
                                         ----------------------------
                                         Amit Birk
                                         VP, General Counsel

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EXHIBIT INDEX

Exhibit Number Description of Exhibit

      10.1 Magic Software Reports Q4 and Full Year 2009 Results: Annual Net Profits Increased to $6.2 million along with Improved Operations